ERIC M. HELLIGE

Partner

DIRECT TEL: 212-326-0846

FAX: 212-326-0806

ehellige@pryorcashman.com

August 15, 2023

Via Edgar

Ms. Ta Tanisha Meadows

Ms. Theresa Brillant

Mr. Nicholas Nalbantian

Ms. Mara Ransom

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SeqLL Inc.
Registration Statement on Form S-1 Filed June 23, 2023 File No. 333-272908

Ladies and Gentlemen:

On behalf of our client, SeqLL Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit in electronic form the accompanying Amendment No. 1 to Registration Statement on Form S-1 of the Company (“Amendment No. 1”), marked to indicate changes from the Registration Statement on Form S-1 that was initially filed with the Securities and Exchange Commission (the “Commission”) on June 23, 2023.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated July 17, 2023 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

The Company has asked us to convey the following responses to the Staff:

Registration Statement on Form S-1, Filed June 23, 2023
The Offering, page 6

1.	Please advise or revise. We note your disclosure on page 7 that you refer to an “initial offering price.” We believe this to be a typo, but please clarify.

Response:	The Staff was correct in its assumption that the reference to “initial offering price” was a typo. The Company has revised the disclosure to remove the word “initial” from that paragraph on page 7 of Amendment No. 1.

Securities and Exchange Commission

August 15, 2023

2.	We note your disclosure that there is no established public market for the Warrants being registered. Please describe the factors considered in determining the exercise price of the warrants. Refer to Item 505(b) of Regulation S-K.

Response:	As requested by the Staff, the Company has revised the disclose on page 6 of Amendment No. 1 to indicate that the exercise price of the Warrants will be a percentage of the public offering price of the common stock sold in this offering.

3.	We note that in your preliminary proxy statement, filed June 5, 2023, you included a risk factor detailing the risks associated with substantial transaction costs in connection with the Merger. Please include this risk factor in this registration statement or explain why it is not material.

Response:	As requested by the Staff, the Company has added on page 11 of Amendment No. 1 the risk factor included in its preliminary proxy statement detailing the risks associated with the substantial transaction-related costs incurred by the parties in connection with the Merger.

4.	We note that in your preliminary proxy statement, filed June 5, 2023, you included a risk factor detailing the risks associated with actions taken by SeqLL’s officers and directors to increase the likelihood of approval of the Merger having a depressive effect on the price of your common stock. Please include this risk factor in this registration statement or explain why it is not material.

Response:	The Company acknowledges the Staff’s comment. However, as disclosed in the preliminary proxy statement, stockholders of the Company with sufficient votes to approve all of the matters to be considered at the special meeting have entered into a voting agreement to approve all such matters to be considered, and none of the officers or directors of the Company has, to date, taken any actions of the type described in the risk factor and are unlikely to do so. As a result, the Company believes an additional risk factor in the prospectus describing such risk is not required. Should those circumstances change prior to the commencement of the offering, the Company will amend the registration statement to add the risk factor identified by the Staff.

5.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor, or supplement an existing risk factor, addressing the potential for rapid and substantial price volatility and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response:	As requested by the Staff, the Company has added on page 26 of Amendment No. 1 a risk factor describing the risks of extreme price volatility following a public offering of a company with a relatively small public float, including disclosure that such volatility, including any stock-run up, may be unrelated to the Company’s actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of the Company’s common stock.

Securities and Exchange Commission

August 15, 2023

Risks Related to this Offering and Ownership of Our Common Stock and Warrants

We do not anticipate paying any cash dividends on our common stock in the foreseeable future and, as such, capital appreciation, if any..., page 29

6.	We note your disclosure on page 3 that you will be declaring a cash dividend as a requirement of the Merger Agreement. However, your risk factor here states that you “have never declared or paid cash dividends.” Please clarify this discrepancy. Make consistent changes under “Dividend Policy,” on page 33.

Response:

As requested by the Staff, the Company has revised the disclosure on pages 30 and 34 of Amendment No. 1 to disclose the Company’s planned cash dividend in connection with the consummation of the Merger as an exception to the Company’s stated position that it does not anticipate paying cash dividends on its common stock for the foreseeable future.

General

7.	Please see our comments on the Proxy Statement filed June 5, 2023 and apply them here, as applicable.

Response:

As requested by the Staff, the Company has revised the registration statement throughout Amendment No. 1 to incorporate where applicable the changes made to its preliminary proxy statement in response to the Staff’s comments on the preliminary proxy statement filed on June 5, 2023. In addition, the Company has also revised the registration statement to include in Amendment No. 1 the unaudited financial statements of Lyneer at and for the six-month periods ended June 30, 2023 and 2022 and to incorporate by reference into the registration statement the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, which includes the unaudited financial statements of the Company at and for the six-month periods ended June 30, 2023 and 2022.

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Securities and Exchange Commission

August 15, 2023

As it is the goal of the Company to have the Form S-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of Amendment No. 1 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Daniel Jones
SeqLL Inc.